UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PERMIAN RESOURCES CORPORATION

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

71424F 105

(CUSIP Number)

Craig S. Glick

NGP Energy Capital Management, L.L.C.

2850 N. Harwood Street, 19th Floor

Dallas, Texas 75201

(972) 432-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-l(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71424F 105

1.	Name of Reporting Person Luxe Energy LLC
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,359,656 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,359,656 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,359,656 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 11.3% (2)
14.	Type of Reporting Person OO

(1)

Consists of 44,359,656 shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”), of Permian Resources Corporation (the “Issuer”) and 44,359,656 Common Units (“Opco Common Units”) of Permian Resources Operating, LLC (“Opco”). Pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Opco (the “Opco LLC Agreement”), at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock” and, together with the Class C Common Stock, the “PR Common Stock”), of the Issuer or a cash payment, and upon redemption of such Opco Common Units, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person NGP XI US Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 63,147,993 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 63,147,993 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,147,993 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person PN

(1)

Consists of 63,147,993 shares of Class C Common Stock and 63,147,993 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person NGP XI Holdings GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 63,147,993 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 63,147,993 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,147,993 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person OO

(1)

Consists of 63,147,993 shares of Class C Common Stock and 63,147,993 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each c Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person NGP Natural Resources XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 63,147,993 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 63,147,993 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,147,993 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person PN

(1)

Consists of 63,147,993 shares of Class C Common Stock and 63,147,993 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person G.F.W. Energy XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 63,147,993 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 63,147,993 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,147,993 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person PN

(1)

Consists of 63,147,993 shares of Class C Common Stock and 63,147,993 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person GFW XI, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 63,147,993 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 63,147,993 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,147,993 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 15.3% (2)
14.	Type of Reporting Person OO

(1)

Consists of 63,147,993 shares of Class C Common Stock and 63,147,993 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person NGP Pearl Holdings II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,378,878 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,378,878 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,378,878 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person PN

(1)

Consists of 9,378,878 shares of Class C Common Stock and 9,378,878 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person NGP XII US Holdings, L.P.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,378,878 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,378,878 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,378,878 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person PN

(1)

Consists of 9,378,878 shares of Class C Common Stock and 9,378,878 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person NGP XII Holdings GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,378,878 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,378,878 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,378,878 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person OO

(1)

Consists of 9,378,878 shares of Class C Common Stock and 9,378,878 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person NGP Natural Resources XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,378,878 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,378,878 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,378,878 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person OO

(1)

Consists of 9,378,878 shares of Class C Common Stock and 9,378,878 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person G.F.W. Energy XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,378,878 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,378,878 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,378,878 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person OO

(1)

Consists of 9,378,878 shares of Class C Common Stock and 9,378,878 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person GFW XII, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 9,378,878 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,378,878 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,378,878 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.6% (2)
14.	Type of Reporting Person OO

(1)

Consists of 9,378,878 shares of Class C Common Stock and 9,378,878 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of Reporting Person NGP Energy Capital Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 72,526,871 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 72,526,871 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,526,871 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.2% (2)
14.	Type of Reporting Person OO

(1)

Consists of 72,526,871 shares of Class C Common Stock and 72,526,871 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)

Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 349,715,793 outstanding shares of Class A Common Stock, as reported in the Issuer’s final prospectus dated September 19, 2023, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

EXPLANATORY NOTE

The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission (the “SEC”) on September 12, 2022 (the “Initial Schedule 13D” and, collectively with any previously filed amendment to the Initial Schedule 13D and Amendment No. 2, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall the meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended by adding the following:

The information set forth in amended Item 6 below is incorporated by reference herein.

On September 19, 2023, the Issuer and NGP XI US Holdings, L.P., NGP Pearl Holdings II, L.L.C. and Luxe Energy LLC (collectively, the “Selling Stockholders”) and J.P. Morgan Securities LLC, BofA Securities, Inc., and Truist Securities, Inc., as representatives of the several underwriters named therein (the “Underwriters”), entered into an underwriting agreement (the “Underwriting Agreement”), pursuant to which the Selling Stockholders agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Selling Stockholders, subject to and upon the terms and conditions set forth therein, an aggregate 21,450,000 shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer (the “Offering”) at a price to the public of $13.05 per share. In addition, pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters an option to purchase up to an additional aggregate 3,217,500 shares of Class A Common Stock on the same terms and conditions (the “Option”), which was exercised in full on September 20, 2023. The Offering was made pursuant to a registration statement previously filed by the Issuer with the U.S. Securities and Exchange Commission that became automatically effective on September 8, 2022, by means of a prospectus that meets the requirements under the Securities Act of 1933 (as amended, the “Securities Act”). The Offering was consummated on September 22, 2023. The Selling Stockholders received an aggregate $313,057,709.25 (or $12.6911 per share) from the sale of Class A Common Stock.

In connection with the Offering and pursuant to the Repurchase Agreement (as defined below), Opco agreed to purchase from certain of the Selling Stockholders an aggregate 2,200,000 Opco Common Units and a corresponding number of shares of Class C Common Stock, at a price per Opco Common Unit equal to the price per share at which the Underwriters agreed to purchase shares of our Class A Common Stock in the Offering. The Offering and Concurrent Unit Purchase closed on September 22, 2023. The Underwriting Agreement contains customary representations, warranties and agreements of the Issuer and the Selling Stockholders and other customary obligations of the parties and termination provisions. For additional information regarding the Underwriting Agreement and Repurchase Agreement, see Item 6 below.

Item 5	Interest in Securities of the Issuer

(a)-(b) The information set forth on the cover pages is incorporated by reference into this Item 5.

Pursuant to the Opco LLC Agreement, at the request of the holder, each Opco Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment equal, and upon redemption of such Opco Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

18,788,337 Common Units of Opco and corresponding shares of Class C Common Stock of the Issuer are held by NGP XI US Holdings, L.P. NGP XI Holdings GP, L.L.C. is the sole general partner of NGP XI US Holdings, L.P., and NGP Natural Resources XI, L.P. is the sole member of NGP XI Holdings GP, L.L.C. G.F.W. Energy XI, L.P. is the sole general partner of NGP Natural Resources XI, L.P., and GFW XI, L.L.C. is the sole general partner of G.F.W. Energy XI, L.P. GFW XI, L.L.C. has delegated full power and authority to manage NGP XI US Holdings, L.P. to NGP Energy Capital Management, L.L.C. Chris Carter, Craig Glick and Jill Lampert serve as voting members of the Executive Committee of NGP Energy Capital Management, L.L.C.

9,378,878 Common Units of Opco and corresponding shares of Class C Common Stock of the Issuer are held by NGP Pearl Holdings II, L.L.C. NGP XII US Holdings, L.P. controls NGP Pearl Holdings II, L.L.C. NGP XII Holdings GP, L.L.C. is the sole general partner of NGP XII US Holdings, L.P., and NGP Natural Resources XII, L.P. is the sole member of NGP XII Holdings GP, L.L.C. G.F.W. Energy XII, L.P. is the sole general partner of NGP Natural Resources XII, L.P., and GFW XII, L.L.C. is the sole general partner of G.F.W. Energy XII, L.P. GFW XII, L.L.C. has delegated full power and authority to manage NGP XII US Holdings, L.P. to NGP Energy Capital Management, L.L.C. Chris Carter, Craig Glick and Jill Lampert serve as voting members of the Executive Committee of NGP Energy Capital Management, L.L.C.

44,359,656 Common Units of Opco and corresponding shares of Class C Common Stock of the Issuer are held by Luxe Energy LLC. NGP XI US Holdings, LP controls Luxe Energy LLC. NGP XI Holdings GP, L.L.C. is the sole general partner of NGP XI US Holdings, L.P., and NGP Natural Resources XI, L.P. is the sole member of NGP XI Holdings GP, L.L.C. G.F.W. Energy XI, L.P. is the sole general partner of NGP Natural Resources XI, L.P., and GFW XI, L.L.C. is the sole general partner of G.F.W. Energy XI, L.P. GFW XI, L.L.C. has delegated full power and authority to manage NGP XI US Holdings, L.P. to NGP Energy Capital Management, L.L.C. Chris Carter, Craig Glick and Jill Lampert serve as voting members of the Executive Committee of NGP Energy Capital Management, L.L.C.

The respective controlling entities of the reporting persons may be deemed to beneficially own all of the Common Units and the corresponding shares of Class C Common Stock of the Issuer held by such Reporting Persons.

The percentage of shares of Class A Common Stock reported to be beneficially owned by the Reporting Persons in this paragraph and elsewhere in this Schedule 13D is based on 349,715,793 outstanding shares of Class A Common Stock immediately following the offering of shares as of September 22, 2023, as reported in the Issuer’s final prospectus dated September 19, 2023, and is determined in accordance with the rules of the SEC (which assumes the exchange of all Opco Common Units held by a Reporting Person into shares of Class A Common Stock for such Reporting Person only).

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in this Item 5.

(c) Except as described in Item 3 and Item 6, none of the Reporting Persons has effected any transaction related to the Class A Common Stock during the past 60 days.

(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

Opco Common Unit Redemption

On September 18, 2023 and September 20, 2023, in connection with the Offering and the Underwriters’ decision to exercise the Option, respectively, each of the Selling Stockholders delivered a notice of redemption to the Issuer to exercise its rights to require a redemption of Opco Common Units pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Opco. NGP XI US Holdings, L.P. received 6,390,202 shares of Class A Common Stock in exchange for 6,390,202 Opco Common Units and a corresponding number of shares of Class C Common Stock. NGP Pearl Holdings II, L.L.C. received 3,189,900 shares of Class A Common Stock in exchange for 3,189,900 Opco Common Units and a corresponding number of shares of Class C Common Stock. Luxe Energy LLC received 15,087,398 shares of Class A Common Stock in exchange for 15,087,398 Opco Common Units and a corresponding number of shares of Class C Common Stock.

Repurchase Agreement

In connection with the Offering, the Selling Stockholders entered into a Repurchase Agreement with the Issuer, dated September 19, 2023 (the “Repurchase Agreement”), whereby on September 22, 2023, Opco repurchased from the Selling Stockholders an aggregate of 2,200,000 Opco Common Units at a price per Opco Common Unit equal to the proceeds received by each stockholder in connection with the Offering, and the Issuer canceled a corresponding number of shares of Class C Common Stock held by Selling Stockholders, respectively. The total amount paid to the Selling Stockholders in such repurchase was approximately $27.9 million.

The foregoing summary of the Repurchase Agreement is qualified in its entirety by reference to the complete text of the agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Underwriting and Lock-Up Agreement

The Selling Stockholders agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Selling Stockholders, the Class A Common Stock in the Offering at a purchase price of $12.6911 per share, pursuant to, and subject to the terms and conditions of, an Underwriting Agreement (the “Underwriting Agreement”), dated September 19, 2023, entered into by the Selling Stockholders, the Issuer and the Underwriters.

In connection with the Offering, on September 19, 2023, the Selling Stockholders also each entered into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) with the Underwriters. Each Lock-Up Agreement provides that each Selling Stockholder will not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Underwriters, for a period of 45 days after the date of the final prospectus used to sell securities in the Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The descriptions of the Underwriting Agreement and Lock-Up Agreement set forth above in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which documents are included as Exhibit 10.2 and Exhibit 10.3, respectively, to this Schedule 13D and are incorporated herein by reference.

Voting and Support Agreement

As an inducement to Earthstone Energy Inc., a Delaware corporation (“Earthstone”), entering into Agreement and Plan of Merger (the “Merger Agreement”), dated August 21, 2023, by and among the Issuer, Earthstone and the other subsidiary parties thereto, the Selling Stockholders entered into that certain Voting and Support Agreement by and among the Issuer, Earthstone and the Selling Stockholders (the “Voting and Support Agreement”), pursuant to which the Selling Stockholders agreed, among other things, to vote their shares in favor of the matters to be submitted to the Issuer’s stockholders in connection with the issuance of PR Common Stock in connection with the Merger Agreement and the related transactions contemplated thereby, subject to the terms and conditions set forth in the respective Voting and Support Agreement.

The foregoing summary of the Voting and Support Agreement is qualified in their entirety by reference to the full text of the Voting and Support Agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Registration Rights Agreement

On August 21, 2023, concurrently with the execution of the Merger Agreement, and to be effective only upon the closing of the transactions contemplated thereby (the “Transactions”), the Issuer, certain stockholders of the Issuer (including the Selling Stockholders) and certain stockholders of Earthstone entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer will grant to such stockholders certain demand, “piggy-back” and shelf registration rights with respect to the shares of Class A Common Stock to be held by such stockholders and/or to be received by such stockholders in the Transactions, subject to certain customary thresholds and conditions. The Issuer agreed to pay certain expenses of the parties incurred in connection with the exercise of their rights under the Registration Rights Agreement and indemnify them for certain securities law matters in connection with any registration statement filed pursuant thereto. The parties to the Registration Rights Agreement will be restricted from the sale and/or transfer of the Class A Common Stock for a period of six months following the closing of the Transactions, subject to certain exceptions.

The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

10.1*	Repurchase Agreement, dated September 19, 2023, by and among the Issuer and the Selling Stockholders.

10.2	Underwriting Agreement, dated September 19, 2023 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on September 21, 2023).

10.3*	Form of Lock-Up Agreement.

10.4	Voting and Support Agreement, dated August 21, 2023, by and among the Issuer, Earthstone and the Selling Stockholders (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 21, 2023).

10.5	Registration Rights Agreement, dated August 21, 2023, by and among the Issuer and the parties from time to time listed on the signature pages thereto (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed by the Issuer on September 21, 2023).

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2023

LUXE ENERGY LLC

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP XI US HOLDINGS, L.P.

By:	NGP XI Holdings GP, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP XI HOLDINGS GP, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP NATURAL RESOURCES XI, L.P.

By:	G.F.W. Energy XI, L.P, its general partner

By:	GFW XI, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

G.F.W. ENERGY XI, L.P.

By:	GFW XI, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

GFW XI, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP PEARL HOLDINGS II, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

[Signature Page to Schedule 13D]

NGP XII US HOLDINGS, L.P.

By:	NGP XII Holdings GP, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP XII HOLDINGS GP, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

NGP NATURAL RESOURCES XII, L.P.

By:	G.F.W. Energy XII, L.P, its general partner

By:	GFW XII, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

G.F.W. ENERGY XII, L.P.

By:	GFW XII, L.L.C., its general partner

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

GFW XII, L.L.C.

By:	/s/ Craig Glick
Name:	Craig Glick
Title:	Authorized Person

[Signature Page to Schedule 13D]